17009912

SEC Mail Processing Section MAR 02 2017 Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER

8-52261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi Order Routing and Execution, LLC. (Filed as Public Information)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11eWall Street

(No. and Street)

Mount Pleasant	SC	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba 212-816-1117

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *If individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Citi Order Routing and Execution, LLC:

We have audited the accompanying statement of financial condition of Citi Order Routing and Execution, LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Citi Order Routing and Execution, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2017

CITI ORDER ROUTING AND EXECUTION, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	14,104,892
Due from affiliated clearing broker		1,658,281
Due from broker		50,552,296
Financial instruments owned, held at clearing broker – at fair value		216,837
Due from affiliates		2,440,969
Accounts receivable		711,503
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $25,200,982		205,635
Deferred tax asset		2,278,350
Other assets		8,313,809
Total assets	$	80,482,572

Liabilities and Member's Equity

Liabilities:		
Financial instruments sold, not yet purchased – at fair value	$	10,039
Due to broker		13,944
Accounts payable and accrued expenses		14,695,420
Total liabilities		14,719,403
Commitments and contingencies (note 7)		
Member's equity		65,763,169
Total liabilities and member's equity	$	80,482,572

See accompanying notes to statement of financial condition.

(1) Organization, Nature of Operations, and Significant Accounting Policies

Citi Order Routing and Execution, LLC (the Company, or CORE) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Options Clearing Corporation (OCC), Bats BZX Exchange (BatsBZX), Bats BYX Exchange (BatsBYX), Bats EDGA Exchange (BatsEDGA), Bats EDGX Exchange (BatsEDGX), BOX Options Exchange LLC (BOX), C2 Options Exchange (C2), Chicago Board Options Exchange (CBOE), International Securities Exchange (ISE), ISE Gemini (ISEGemini), ISE Mercury (ISEMercury), Miami International Securities Exchange LLC (MIAX), NASDAQ BX (BX), NASDAQ PHLX (PHLX), NASDAQ Stock Market (NASDAQ), NASDAQ Options Market (NOM), NYSE MKT (NYSEMKT) and NYSE Arca (NYSEArca).

Effective October 1, 2016, the Company completed a name change. The Company was previously known as Automated Trading Desk Financial Services, LLC and was organized on September I, 1999. The Company is a wholly owned subsidiary of Citigroup Financial Products, Inc. (CFPI or the Parent), which is an indirect wholly owned subsidiary of Citigroup Global Markets Holding Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's results of operations may not be indicative of the results that have been obtained had it operated independently of Citigroup. Historically, and in the foreseeable future, the Company is dependent on Citigroup to fund its operating losses. Citigroup is currently evaluating whether to transfer CORE's remaining operations, including assets and liabilities, to another related party (which is also a subsidiary of the Parent) and then liquidate the Company as a legal entity. At present, no conclusions have been reached on this matter.

(a) *Nature of Operations*

CORE provides electronic routing and execution services for broker-dealer clients in the US Listed Options and Equities. CORE's clients consist of US and Canadian registered broker-dealers and broker-dealer affiliates. CORE does not carry, clear or introduce customer accounts. Its sole purpose is to route orders as agent in the specified instruments in order to provide routing and execution services to its clients. CGMI clears CORE's equity transactions on a fully disclosed basis. Options positions are self-cleared at OCC under CORE's clearing number 411. CORE does not carry, introduce or provide clearing services for any of its clients.

(b) *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, which affect the financial statements and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

(c) *Financial Instruments*

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Realized and unrealized gains and losses are included in

principal transactions revenues. The Company uses quoted market prices to determine the fair value of trading positions. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

(d) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

(2) Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement* defines fair value, establishes a consistent framework for measuring fair value, requires disclosures about fair value measurements, and specifies a hierarchy of inputs based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for *identical* instruments in active markets.
- Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

	Level 1	Level 2	Level 3	Balance
Financial instruments owned, held at clearing broker	$ 96,631	38,068	82,138	216,837
Financial instruments sold, not yet purchased	1,244	0	8,795	10,039

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value due to their short-term nature.

(3) Income Taxes

The operation of the Company is subject to income tax laws of the U.S. and its state and municipalities, and the foreign jurisdiction in which it operates. The company's current U.S. and state and local income taxes are provided based on an income tax sharing agreement with Citigroup Inc. Deferred taxes are provided on a separate return basis. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. Federal income tax return and unitary and combined state returns of Citigroup combined subsidiaries.

The components of the net deferred tax asset at December 31, 2016 are:

Deferred Tax Assets:		
Internally developed software	$	88,015
Tax carry forwards		2,236,667
Deferred Compensation		292,412
Reserves		391,864
Total deferred tax assets:		3,008,958
Deferred Tax Liabilities:		
Other deferred tax liabilities		(730,608)
Total deferred tax liability		(730,608)
Net deferred tax asset	$	2,278,350

The Company has no valuation allowance on deferred tax assets at December 31, 2016. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, income taxes) that would be implemented if necessary to prevent a carry forward from expiring.

The Company maintains no tax reserves for uncertain tax provisions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012

(4) Related Party Transactions

(a) Affiliated Clearing Broker

The Company clears all principal and broker-dealer client equity transactions through Citigroup Global Markets, Inc. on a fully disclosed basis. The amount due from clearing broker primarily relates to cash on deposit with CGMI.

(b) Cash

Cash at December 31, 2016 included $1,017,570 held at Citibank, N.A., an affiliated company.

(c) *Intercompany Note*

In 2008, the Company entered into a promissory note agreement to borrow up to a maximum of $500,000,000 from the Parent. In 2016, the $25,000,000 balance that was outstanding from 2015 was repaid.

(5) Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2016, the Company had net capital of $42,153,039, which was $41,153,039 in excess of its required net capital of $1,000,000.

The Company has signed a proprietary accounts of Broker Dealer (PAB) agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

(6) Financial Instruments with Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition, at fair values of the related securities as of December 31, 2016 and will incur a loss if the fair value of the securities increases subsequent to December 31, 2016.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining appropriate credit limits with its clients, running a well hedged portfolio trading strategy, and also through the use of short term market making trading strategies.

(7) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have an effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(b) Risks and Uncertainties

The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's customer order execution volume activities, volatility in the securities markets, technological changes and events and clearing costs.

(8) Sale of Assets

The Company received cash of $5,000,000 for the sale of certain assets to Citadel Securities LLC in 2016.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2016 that would require recognition or disclosure in the financial statements through February 28, 2017, which is the date the financial statements were available to be issued.